Exhibit 21.3

List of all subsidiaries, state of incorporation and name under which the subsidiary does business.

Effective April 1, 2013, CUI Global closed on a share purchase agreement to acquire 100% of the equity interest in Orbital Gas Systems Ltd., a company organized under the laws of England and Wales. Orbital Gas Systems, Ltd. does business under the name, Orbital.

Effective May 31, 2013, CUI Global, Inc. formed a wholly owned subsidiary, Orbital Gas Systems, North America, Inc., a Texas corporation, to facilitate the marketing and sales of the GasPT product line in North America.

Effective October 29, 2019, CUI Global, Inc. formed a wholly owned subsidiary, Orbital Power, Inc., a Texas corporation.